Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest charges	$163,409	$131,197	$118,243	$101,318	$84,356
Interest applicable to rentals	8,773	9,197	3,767	2,204	2,309

Total fixed charges, as defined	172,182	140,394	122,010	103,522	86,665

Preferred dividends, as defined (a)	6,514	1,151	1,306	1,006	1,341

Combined fixed charges and preferred dividends, as defined	$178,696	$141,545	$123,316	$104,528	$88,006

Earnings as defined:
Net Income	$192,779	$144,767	$153,047	$190,738	$203,027
Add:
Income Taxes	123,701	57,197	89,185	75,878	88,313
Fixed charges as above	172,182	140,394	122,010	103,522	86,665

Total earnings, as defined	$488,662	$342,358	$364,242	$370,138	$378,005

Ratio of earnings to fixed charges, as defined	2.84	2.44	2.99	3.58	4.36

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.73	2.42	2.95	3.54	4.30

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.